PILLSBURY WINTHROP SHAW PITTMAN LLP
2475 HANOVER STREET
PALO ALTO, CALIFORNIA 94304
November 25, 2008
VIA ELECTRONIC TRANSMISSION AND OVERNIGHT MAIL
Mr. Daniel F. Duchovny, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 3561

Re:	eTelecare Global Solutions, Inc.
Schedule 13E-3
Filed November 10, 2008
File No. 005-82854

Schedule 14D-9
Filed November 10, 2008
File No. 005-82854
Dear Mr. Duchovny:
On behalf of eTelecare Global Solutions, Inc. (the “Company”) and in response to the letter dated November 19, 2008 received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), set forth below is the Company’s response to the Staff’s comments contained in its letter. The Staff’s comments were made in response to the Company’s filing of the above referenced Rule 13E-3 Transaction Statement (the “Schedule 13E-3”) and Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”).
This letter and the Company’s Amendment No. 1 to the Schedule 14D-9 (the “Schedule 14D-9 Amendment”) are being filed with the Commission electronically via the EDGAR system today. In addition to the EDGAR filing, we are delivering a hard copy of this letter, along with a courtesy copy of Amendment No. 1 to the Schedule 14D-9 marked to indicate changes from the Schedule 14D-9 originally filed on November 10, 2008.
For the convenience of the Staff, each of the Staff’s comments is reproduced below and is followed by the corresponding response of the Company. All references to page numbers in these responses are to the pages in the marked version of the Schedule 14D-9 Amendment.

Schedule 13E-3
Item 10(c)
1.	Please disclose the information included in this Item in the document delivered to security holders. Refer to Rule 13e-3(e)(1).
Response: The Company has revised Item 8 of the Schedule 14D-9 Amendment to disclose the information included in Item 10(c) of the Schedule 13E-3.
Item 13(a)
2.	We note that the section of the Offer document you incorporate by reference does not include all of the required disclosure. Please revise your disclosure to provide all of the information required by Item 1010(c) of Regulation M-A or ensure that complete disclosure appears in the Offer document.
Response: The Company respectfully submits that the Offer to Purchase has been revised to include all of the information required by Item 1010(c) of Regulation M-A.
Exhibit 99.a.l.J
3.	We note you refer to the definition of forward-looking statements included in the Private Securities Litigation Reform Act of 1995. Note that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934 and Regulation M-A telephone interpretation M.2 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations. Please confirm that you will avoid making reference to that Act in all future communications in connection with the tender offer.
Response: The Company confirms that it will avoid making reference to the Private Securities Litigation Reform Act of 1995 in all future communications in connection with the tender offer.
4.	We also note the disclaimer that you do not undertake any obligation to update any forward-looking statements. This disclaimer is inconsistent with the requirements of General Instruction F of Schedule TO and your obligations under Rule 14d-6(c) to amend the Schedule to reflect a material change in the information previously disclosed. Please confirm that you will avoid using this statement in all future communications relating to the tender offer.
Response: The Company confirms it will avoid using the disclaimer that it does not undertake any obligation to update any forward-looking statements in all future communications in connection with the tender offer.
Schedule 14D-9

5.	Please provide the disclosure required by Items 1012(e), 1013(a)-(b) and 1015(c) of Regulation M-A.
Response: The Company has revised Item 4 to the Schedule 14D-9 Amendment to include the disclosure required by Items 1012(e), 1013(a)-(b) and 1015(c) of Regulation M-A.
Recommendation, page 6
6.	We note your disclosure that the board of directors determined that “the Acquisition Agreement, the Offer and the other transactions contemplated by the Acquisition Agreement are advisable and fair and in the best interests of the Company and its stockholders.” Please revise here and throughout the filing to more clearly and consistently articulate whether the going private transaction is substantively and procedurally fair to unaffiliated security holders. See Item 1014(a) of Regulation M-A. Note that the staff, as stated in the Current Issues Outline publicly available on our website, views officers and directors of the issuer as affiliates of that issuer. Also, please revise to specifically state that the board of directors’ determination addresses both substantial and procedural fairness.
Response: The requested disclosure has been added to the Schedule 14D-9 Amendment.
Background of the Transaction, page 7
7.	Please describe the duties of the Strategic Committee, the scope of its authority, any compensation paid for service on the committee, and the period during which it served.
Response: The requested disclosure has been added to Item 4 of the Schedule 14D-9 Amendment.
8.	Please revise your disclosure generally to describe Company A and to disclose whether it provided any reason for its communication to the Company on September 18, 2008 that it would not be able to proceed with a transaction until a later date.
Response: The requested disclosure has been added to Item 4 of the Schedule 14D-9 Amendment.
9.	Refer to the entries for June 11, 2008. Please explain why NewBridge’s nondisclosure agreement did not include the same standstill provisions as the agreements for Providence and Company A.
Response: The requested disclosure has been added to Item 4 of the Schedule 14D-9 Amendment.
10.	We note that Morgan Stanley made a presentation on September 18, 2008. Please clarify whether Morgan Stanley had, to that date, made any presentations to the Strategic Committee or the Company’s board of directors.

Response: The Company notes that prior to the presentation by representatives of Morgan Stanley at the board meeting on September 18, 2008, representatives of Morgan Stanley had provided input and financial advice to members of the board of directors and Strategic Committee. However, representatives of Morgan Stanley did not make any presentations to either the board of directors or the Strategic Committee prior to the presentation made at the September 18, 2008 board meeting. The Company has added disclosure to Item 4 of the Schedule 14D-9 Amendment to clarify this information.
Reasons for the Recommendation, page 19
11.	Please revise this section to disclose the fairness determination (both substantive and procedural) made by the board of directors. Revise your document to ensure that you have provided a reasonably detailed discussion of each material factor forming the basis for your fairness determination in accordance with Item 1014(b) of Regulation M-A. A listing of the factors considered, without a discussion of how that factor relates to the determination that the transaction is fair to the unaffiliated security holders (i.e., how each factor was analyzed) is inadequate. See In the Matter of Meyers Parking Systems Inc., Securities Exchange Act Rel. No. 26069 (September 12, 1988). Ensure also that you address the disclosure requirements of Item 1014(c)-(e) and the factors included in Instruction 2 to Item 1014 of Regulation M-A.
Response: The Company has revised Item 4 of the Schedule 14D-9 Amendment to disclose both the substantive and procedural fairness determination made by the board of directors. The Company has revised Item 4 of the Schedule 14D-9 Amendment to provide a reasonably detailed discussion of each material factor forming the basis for the board of directors’ fairness determination in accordance with Item 1014(b) of Regulation M-A.
12.	On a related note, we see that the board of directors considered Morgan Stanley’s financial analysis and opinion regarding the fairness of the transaction. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise to clarify whether the board of directors adopted Morgan Stanley’s analysis and opinion.
Response: The Company has revised the disclosure to clarify that the board of directors has adopted Morgan Stanley’s analysis and opinion.
13.	On a further related note, if any filing person adopts the Morgan Stanley analysis and opinion, please address how any such filing person was able to reach the fairness determination as to unaffiliated security holders given that the fairness opinion addresses fairness with respect to security holders other than the Purchaser and its affiliates, rather than all security holders unaffiliated with the Company.
Response: The Morgan Stanley fairness opinion addressed fairness with respect to security holders “other than Purchaser and its affiliates,” which includes all security holders unaffiliated with the Company and the directors and officers of the Company which may be deemed to be affiliated with the Company. The board of directors was able to reach its fairness determination as to unaffiliated security holders because it considered that unaffiliated security holders and directors and officers of the Company who are also security holders of the Company would receive the same per share consideration in the tender offer. The Company has added disclosure to Item 4 of the Schedule 14D-9 Amendment to clarify this information.
14.	Refer to the first bullet point on page 19. Explain what about the “current and historical financial condition, results of operations, business and prospects of eTelecare as well as eTelecare’s financial plan and prospects if it were to remain an independent company” support the fairness determination.
Response: The requested disclosure has been added to Item 4 of the Schedule 14D-9 Amendment.
15.	Refer to the third bullet point on page 19. What did the board conclude from its review of the Company’s historical market prices, volatility and trading information?
Response: The requested disclosure has been added to Item 4 of the Schedule 14D-9 Amendment.
16.	Please disclose the basis for your disclosure in the sixth bullet point on page 19 or delete the disclosure.
Response: The Company has deleted the disclosure.
17.	Please explain supplementally, with a view toward revised disclosure, how the relief granted by the Staff increase the likelihood of the successful consummation of the going private transaction (page 21).
Response: The Company has deleted the disclosure relating to relief being granted by the Staff increasing the likelihood of successful consummation of the going private transaction. The Company believes the disclosure of the other material terms of the Acquisition Agreement contained in Item 4 more accurately reflects the reasons the Board recommended the Offer to the Company’s stockholders.
18.	Please provide the basis for your disclosure that “the material terms of the [agreement]...were as favorable as those found in comparable acquisition transactions” (page 21).
Response: The Company has deleted the disclosure referenced in the Staff’s comment 18. The Company has determined that the basis for the Board’s conclusion that “the material terms of the [agreement]... were as favorable as those found in comparable acquisition transactions” is more accurately explained by indicating the Board’s determination applicable to individual terms of the Acquisition Agreement, which is contained in the other reasons for the recommendation presented in Item 4 of the Schedule 14D-9 Amendment. See, for example, the bullet point entitled, “Termination Fee.”

19.	With respect to the first countervailing factor on page 21, please explain why you refer to the “potential” elimination of the opportunity for security holders to participate in any future growth and profits of the Company.
Response: The Company has deleted the reference to “potential” in the description of the first countervailing factor because stockholders who tender their shares in the Offer will no longer have the opportunity to participate in any future growth and profits of the Company.
Opinion of Morgan Stanley, page 24
20.	Please provide the basis for Morgan Stanley’s use of a 14% discount rate in the “Equity Research Analysts’ Price Targets” analysis. Please also apply this comment to the growth and discount rates used in the discounted cash flows analysis and to the multiples used in the Theoretical Leveraged Buyout Analysis.
Response: The requested disclosure has been added to Item 4 of the Schedule 14D-9 Amendment.
21.	Please revise to disclose the data underlying the results described in each analysis and to show how that information resulted in the values disclosed. For example, disclose (i) the price targets used in the Equity Research Analysts’ Price Targets analysis, (ii) the ratio of aggregate value to EBITDA for calendar year 2008 and the ratio of price to estimated earnings per share for calendar year 2009 in the Comparable Companies Trading Analysis, (iii) the company’s projected results that were used in conducting the Discounted Cash Flow Analysis, and (iv) the transaction date and data from each transaction that resulted in the multiples disclosed on page 28 with respect to the Precedent Transactions analysis.
Response: The requested disclosure has been added to Item 4 of the Schedule 14D-9 Amendment. The Company respectfully notes that the range of price targets used in the “Equity Research Analysts’ Price Targets” analysis is included in Item 4 of the Schedule 14D-9 Amendment on page 29. The Company respectfully submits that a range of the price targets used provides the meaningful information to the stockholders.
22.	Please quantify the fee payable to Morgan Stanley rather than state you will pay a “customary fee.” In addition, provide all of the disclosure required by Item 1015(b)(4) of Regulation M-A.
Response: The requested disclosure has been added to Item 5 of the Schedule 14D-9 Amendment.
Forward-Looking Statements, page 31
23.	We note you refer to the definition of forward-looking statements included in the Private Securities Litigation Reform Act of 1995. Note that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934 and Regulation M-A telephone interpretation M.2 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations. Please revise your disclosure to avoid making reference to that Act.

Response: The Company has revised the disclosure in Item 8 of the Schedule 14D-9 Amendment to delete the reference to the Private Securities Litigation Reform Act of 1995 and to delete the disclaimer that the Company does not undertake any obligation to update any forward-looking statements, consistent with the Staff’s comment 4 above.
Security Ownership of Certain Beneficial Owners and Management, page I-8
24.	We note in several footnotes to the table that the persons listed therein disclaim beneficial ownership “except to the extent of their pecuniary interest...” Please note that beneficial ownership is not determined based on pecuniary interest. Refer to Rule 13d-3(a). Please revise.
Response: In response to the Staff’s comment, the Company has deleted the reference to pecuniary interest in the footnotes to the beneficial ownership table.
*  *  *  *  *
On behalf of the Company, we confirm that in connection with responding to the Staff’s comments, that the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the Schedule 13E-3 and the Schedule 14D-9 Amendment (collectively, the “Filings”);

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
*  *  *  *  *

Questions or comments regarding any matters with respect to the Schedule 13E-3 and Schedule 14D-9 Amendment may be directed to the undersigned at (650) 233-4754. Comments can also be sent via facsimile at (650) 233-4545.

Very truly yours,
/s/ James J. Masetti
James J. Masetti

cc:	Ms. Akiko Mikumo
Weil, Gotshal & Manges LLP

Mr. Peter C.M. Feist
Weil, Gotshal & Manges LLP

Mr. John K. Knight
Davis Polk & Wardwell

Ms. Maria Teresa D. Mercado-Ferrer
Sycip Salazar Hernandez & Gatmaitan

Mr. Agustin R. Montilla, IV
Romulo Mabanta Buenavaentura Sayoc & de los Angeles

Mr. John R. Harris
Mr. J. Michael Dodson
eTelecare Global Solutions, Inc.

Mr. Tedd Smith
Morgan Stanley & Co. Incorporated

Mr. Jorge del Calvo
Pillsbury Winthrop Shaw Pittman LLP